Exhibit 12.1

Oil States International, Inc.
Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Six months ended June 30,		For the year ended December 31,
	2005	2004	2004	2003	2002	2001	2000

Fixed Charges:

Interest expense	$5,457	$3,470	$7,667	$7,930	$4,863	$10,060	$11,600
Estimated interest within rent expense	1,000	814	1,501	1,624	1,431	1,277	990
Preferred dividends	—	—	—	—	—	41	332

Total Fixed Charges	$6,457	$4,284	$9,168	$9,554	$6,294	$11,378	$12,922

Earnings:

Pretax income before minority interest	$79,472	$37,889	$88,804	$58,655	$51,029	$46,326	$16,472
Add:
Fixed charges	6,457	4,284	9,168	9,554	6,294	11,378	12,922
Less:
Preferred dividends	—	—	—	—	—	41	332
Minority interest	11	21	36	1	(4)	1,596	4,248

Total Earnings	85,918	42,152	97,936	68,208	57,327	56,067	24,814

Ratio of Earnings to Fixed Charges	13.3	9.8	10.7	7.1	9.1	4.9	1.9